[HARDING LOEVNER FUNDS LETTERHEAD]

March 11, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Harding, Loevner Funds, Inc. (the “Fund”)
File Nos. 333-09341, 811-7739
Post-Effective Amendment No. 22

Dear Sir or Madam:

We hereby request the withdrawal of the filing made on March 11, 2008 under Form type 485APOS with accession number: 0000950156-08-000085.

The reason for the withdrawal request is that it was filed using the incorrect Series and Class designations in the submission header.  The designation for the Institutional Class was input as the Series Name and the Institutional Class was not given a separate Class designation.  The 485APOS is being refiled with the correct Series name and Class designations.

Based on the foregoing, we respectfully request that the 485APOS filed on March 11, 2008 be withdrawn.

Thank you very much for your assistance with this matter.

Sincerely,

/s/ Tracie A. Coop

Assistant Secretary